

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2023

Eileen Mockus
Chief Executive Officer
Coyuchi, Inc.
1400 Tennessee Street, Unit 1
San Francisco, CA 94107

   Re: Coyuchi, Inc.
     Registration Statement on Form 1-A
     Filed August 16, 2023
     File No. 024-11888

Dear Eileen Mockus:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Eranga Dias at 202-551-8107 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing